22003667

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-00497

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Robert W. Baird & Co. Inc. ("the Company")

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

MAR 0 1 2022

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 E Wisconsin Ave
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Kopischkie	414-298-1894	mkopischkie@rwbaird.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 E Randolph St.	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Terrance Maxwell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robert W. Baird & Co. Inc ("the Company"), as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
JULIANE E. CASWELL
STATE OF WISCONSIN

Signature: Terrance Maxwell

Title:
Chief Financial Officer

Juliane E. Caswell
Notary Public Commission expires January 10, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2021 and 2020
With Report of Independent Registered Public Accounting Firm

SEC File Number: 8-00497

Robert W. Baird & Co. Incorporated

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Robert W. Baird & Co. Incorporated:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Robert W. Baird and Co. Incorporated and subsidiaries (the Company) as of December 31, 2021 and 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 25, 2022

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2021 and 2020

(In Thousands)

Assets	December 31 2021		December 31 2020	
Cash and Cash Equivalents	$	1,342,201	$	751,180
Cash Segregated Under Federal Regulations		167,000		76,000
Deposits with Clearing Organizations		40,681		57,472
Receivables:				
Clients		265,207		286,690
Brokers and Dealers		180,708		214,901
Deposits Paid on Securities Borrowed		24,839		41,095
Notes Receivable, Net		170,634		183,093
Other		189,127		159,815
		830,515		885,594
Financial Instruments, at Fair Value:				
Trading Securities		455,384		265,173
Other Investments		140,924		124,184
		596,308		389,357
Fixed Assets, Less Accumulated Depreciation and Amortization of $190,188 and $163,413, respectively		156,855		130,960
Lease Right of Use Asset		225,668		196,271
Goodwill		255,914		255,914
Intangible Assets, Less Accumulated Amortization of $28,191 and $19,674, respectively		110,994		119,819
Deferred Tax Assets, Net		57,539		26,416
Other Assets		72,643		44,348
Total Assets	$	3,856,318	$	2,933,331

See accompanying notes to the consolidated statements of financial condition.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition (Continued)
As of December 31, 2021 and 2020

(In Thousands)

Liabilities and Stockholder's Equity	December 31 2021	December 31 2020
Liabilities:		
Money Borrowed:		
Book Credit Balances in Bank Accounts	$ 22	$ -
Securities Sold Under Agreements to Repurchase	546,400	374,229
Payables:		
Clients	233,077	269,326
Brokers and Dealers	14,923	4,148
Deposits Received on Securities Loaned	-	2,128
	248,000	275,602
Financial Instrument Liabilities, at Fair Value:		
Trading Securities	14,579	24,121
Other Investments	276	1,118
	14,855	25,239
Accrued Compensation, Commissions and Benefits	1,097,670	517,347
Accounts Payable, Accrued Expenses and Other Liabilities	164,121	108,011
Operating Lease Liabilities	243,768	213,372
Subordinated Liabilities	100,924	100,870
Total Liabilities	2,415,760	1,614,670
Stockholder's Equity	1,440,558	1,318,661
Total Liabilities and Stockholder's Equity	$ 3,856,318	$ 2,933,331

See accompanying notes to the consolidated statements of financial condition.

(1) Organization and Description of Business

The Consolidated Statements of Financial Condition include Robert W. Baird & Co. Incorporated (RWB) and Baird Insurance Services, a wholly owned general insurance agency subsidiary (together, the Company). The Company is registered as a securities broker dealer and an investment adviser with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934 and the Investment Advisers Act of 1940, and is also a member of the Financial Industry Regulatory Authority (FINRA). Further, the Company is a member of the New York Stock Exchange (NYSE) and the Chicago Board of Options Exchange Global Markets, Inc (CBOE). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage; investment advisory and asset management services; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances; municipal advisory services; merger and acquisition advisory services; private equity and venture capital investing; and market making and trading activities in equity, municipal and other fixed income securities. The Company is a wholly-owned subsidiary of Baird Financial Corporation (BFC), which is a wholly-owned subsidiary of Baird Holding Company (BHC), which is a wholly-owned subsidiary of Baird Financial Group, Inc. (BFG or the Parent). Effective on December 31, 2020, BHC was fully merged into the Parent.

The Company owns a 48% interest in Baird UK Ltd. (Baird UK), located principally in London, England in which it applies the equity method of accounting. Baird UK is the parent company of Robert W. Baird Group Limited, located in London, which provides investment banking, private equity and institutional U.S. equity services. Robert W. Baird Group Limited conducts its business through three principal operating subsidiaries: Robert W. Baird Limited, based in London and regulated by the Financial Conduct Authority (FCA), which is engaged in merger and acquisition advisory services and institutional U.S. equity sales; Robert W. Baird GmbH, based in Frankfurt, Germany which is engaged in merger and acquisition advisory services; and Baird Capital Partners Europe Limited, based in London and regulated by the FCA, which is engaged in private equity activities in the United Kingdom (UK). The Company enters into revenue allocation agreements with Robert W. Baird Limited, Robert W. Baird GmbH and Baird Capital Partners Europe Limited as more fully discussed in footnote 3, *Related Party Transactions*.

(2) Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its Consolidated Statements of Financial Condition.

(a) Estimates

The preparation of the Consolidated Statements of Financial Condition in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statements of Financial Condition. Actual results may differ from those estimates. Certain prior period amounts have been reclassified to conform to current year's presentation.

(b) Cash and Cash Equivalents

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

Cash Equivalents includes money market funds and short-term investments with maturities of generally three months or less at the time of purchase.

(c) Cash Segregated Under Federal Regulations

Cash Segregated Under Federal Regulations represents cash segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

(d) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into short-term Securities Purchased Under Agreements to Resell (reverse repurchase agreements) and short-term Securities Sold Under Agreements to Repurchase (repurchase agreements). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are recorded at contractual amounts. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and municipal and corporate obligations. Interest receivable and interest payable are included within Receivables Other and Accounts Payable, Accrued Expenses and Other Liabilities, respectively, on the Consolidated Statements of Financial Condition. Amounts are recorded when earned or due. It is the Company's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary. Reverse repurchase and repurchase agreements with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition.

Refer to footnote 21, *Collateralized Transactions* for additional information.

(e) Deposits with Clearing Organizations

Pursuant to the requirements of various security industry clearing organizations, the Company maintains clearing deposits with these organizations. The size of the deposit is determined based on several factors including volume of trading activity and price volatility of the securities traded, among other factors. The Company typically deposits cash to meet these obligations.

(f) Receivables and Payables

Clients
Clients Receivables include amounts receivable on cash and margin transactions, including from officers and directors and certain other affiliates of the Company. Receivables from clients are generally collateralized by securities owned by the clients. Payables include amounts owed to clients on cash and margin transactions.

Brokers and Dealers Receivables and Payables
Brokers and Dealers Receivables and Payables include amounts receivable and payable to clearing organizations, and receivable and payable to other brokers and dealers for securities failed-to-deliver or failed-to-receive, trade date adjustment on trades not yet settled and trade date commissions on trades not yet settled.

Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned
Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned are reported as collateral financings and are recorded at the amount of cash collateral advanced or received, respectively. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or returned as necessary. Securities borrowed or securities loaned transactions with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition.

Refer to footnote 21, *Collateralized Transactions* for additional information on collateralized transactions.

Notes Receivable, Net
Notes Receivable, Net are loans or paid advances to associates generally for recruiting and retention purposes. These associate advances are generally forgiven over a three to nine year period. When an associate's employment is terminated with the Company, the unamortized note balance of any outstanding notes immediately becomes due to the Company. If the outstanding note balance is unable to be collected or the associate is not required to repay the note, the Company records a write-off (loss) on the balance.

In determining the allowance for credit losses related to those advances, management considers a number of factors including the Company's historical loss experience, amounts due from associates, as well as the number of associates that have left the Company. Management estimates the allowance balance by first analyzing historical loss experience. The historical loss experience provides the basis for the estimate with adjustments made for differences in the historical population of note holders versus the current population of note holders. These considerations may include changes in internal factors such as the Company's lending policies and procedures, nature and volume of financial assets, and demographics of the borrowing employee population, as well as changes in environmental factors such as regulatory or legal environment and general market conditions. Management also considers the year in which the note was issued. Historical credit loss experience indicates that the likelihood of loss increases as the note approaches maturity, and therefore, the Company applies a different expected loss rate to each year in a note's lifecycle.

Notes are charged off against the allowance for credit losses when management believes the uncollectability of a note balance is confirmed. The allowance is deducted from the note's amortized cost basis to present the net amount expected to be forgiven or collected on the Consolidated Statements of Financial Condition. This involves the use of estimates and the actual amounts may be materially different than the recorded amounts.

Refer to footnote 3, *Related Party Transactions* for further information.

Other Receivables

Other Receivables primarily includes receivables from contracts with customers, receivables from affiliates and interest receivables on financial instruments. The Company has receivables and contract assets that represent the right to consideration in exchange for services the Company has transferred to a client when the right is conditional on something other than the passage of time. These are made up of a collection of different receivables and contract assets earned through the Company's variety of revenue streams that are generally short term in nature. In establishing an allowance for these receivables and contract assets, management considers their limited historical loss rate, short-term nature, and the expectation that changes to the market would not impact the ability or intent of the client to pay. An allowance is established related to investment banking underwriting and advisory business deals, as well as Baird private equity partnership management fees.

Refer to footnote 10, *Revenues from Contracts with Customers* for further detail.

The Company has certain financial asset pools, including Securities Purchased Under Agreements to Resell, Deposits Paid on Securities Borrowed, Receivables from Clients, and Receivables from Brokers and Dealers, that are secured by underlying collateral securities. Under ASC Topic 326, *Financial Instruments – Credit Losses,* a practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. When applying the practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date to measure the estimate of expected credit losses. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of

the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the Company may establish an allowance for credit losses for the unsecured amount of the amortized cost basis. The allowance for credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Refer to footnote 21, *Collateralized Transactions* for additional information on collateralized transactions.

(g) Fair Value Measurements

The Company follows Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements (ASC Topic 820).* ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in valuing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in valuing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, provides for the following three levels to be used to classify the Company's fair value measurements:

Level I - Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III - Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of financial instruments is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. Based on the nature of the Company's business and its role as a dealer in the securities industry, the fair values of its securities are determined internally. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

The Company has sold securities that it does not currently own (financial instrument liabilities) and will therefore be obligated to purchase such instruments at a future date. The Company has recorded these obligations on the Consolidated Statements of Financial Condition at December 31, 2021 and 2020, at fair values of the related securities and will incur a loss if the fair value of the securities increases.

The Company's valuation of financial instruments and financial instruments sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing, or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of the investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value.

Investments in corporate stocks are included within other investments within the fair value hierarchy table and are primarily publicly traded with observable prices in active markets. These investments are included within Level I in the fair value hierarchy. Any corporate stock not actively traded is valued by the Company and included within Level II or Level III depending on the nature and observability of the inputs used in the valuation.

Investments in mutual funds are included within Level I in the fair value hierarchy. These investments are held by the Company as a hedge of the Company's obligations under the deferred compensation plans. The amount of mutual fund investments held as a hedge is determined after considering other investments held by both the Company and BFC.

Investments in U.S. government and agency obligations, municipal obligations, private label mortgage backed securities, other asset backed securities and corporate obligations are generally valued using quoted prices from external data providers and market participants and are generally included within Level II of the fair value hierarchy. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed. For certain investments where there is limited activity or less transparency around significant inputs, the investments are valued as determined by the Company utilizing available market information and included within Level III of the fair value hierarchy.

The Company invests in corporate stocks and certain private companies which are included within other investments within the fair value hierarchy table and are fair valued by management. In the absence of readily ascertainable market values, these investments may be valued using the market approach or the income approach, or a combination thereof. Under the market approach, fair value may be determined by reference to multiples of market-comparable companies or transactions, including earnings before interest, taxes, depreciation and amortization (EBITDA) multiples. Under the income approach fair value may be determined by discounting the cash flows to a single present amount using current market expectations about those future amounts. These valuation techniques require inputs that are both significant to the fair value and unobservable, and thus are included within Level III of the fair value hierarchy.

When the Company is not determined to be the primary beneficiary of a Variable Interest Entity (VIE), it does not consolidate the private equity partnership. In these cases, the Company's investment in the private equity partnership is recorded at the value of its capital balance or net asset value (NAV). The Company utilizes NAV to determine fair value when the partnership does not have a readily determinable fair value. The NAV of the partnership is calculated in a manner consistent with the measurement principles of investment company accounting, including measuring the underlying investments at fair value, and it is not probable that the Company will sell the investment at an amount other than NAV. The NAV is calculated based on the Company's proportionate share of the net assets of the partnership. Investments valued using NAV are not included within the fair value hierarchy. The Company's investments in unconsolidated private equity partnerships are included within Other Investments in Financial Instruments, at Fair Value on the Consolidated Statements of Financial Condition.

The Company employs specific processes to determine the reasonableness of the fair value of its financial instruments and financial instrument liabilities. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining the fair value. Individuals outside of the trading departments perform independent pricing verification reviews. The Company has established parameters which set forth when securities are independently verified. The selection parameters are generally based on the type of security, the level of estimation of risk of a security, the materiality of the security, the age of the security in the Company's securities portfolio, and other specific facts and circumstances of the Company's securities portfolio.

Cash and Cash Equivalents, Cash Segregated Under Federal Regulations, Deposits with Clearing Organizations and Receivables are financial assets with carrying values that approximate fair value due to their relatively short-term nature. Money Borrowed, Payables, Accrued Compensation, Commissions and Benefits, Accounts Payable, Accrued Expenses and Other Liabilities are financial liabilities with carrying values that approximate fair value due to their relatively short-term nature. Securities either purchased or sold under agreements to resell or repurchase are recorded at contractual amounts, plus accrued interest.

Refer to footnote 11, *Fair Value of Financial Instruments* for further information.

(h) Derivative Financial Instruments

The Company enters into to-be-announced (TBA) security contracts to meet the needs of clients and conduct trading activities, and are, therefore, subject to varying degrees of market and credit risk. These TBAs are used to hedge Agency MBS long positions shown within Trading Securities in Financial Instruments, at Fair Value on the Consolidated Statements of Financial Condition.

TBA securities provide for the delayed delivery of the underlying instrument. The settlement date is a date beyond the time generally established by regulations or conventions in the marketplace or exchange in which the transaction is executed and as such are accounted for as derivatives. The contractual or notional amounts related to these forward-settling derivatives reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility. Derivatives are recorded at fair value, which represents the net of gain or loss on open positions at the end of the period, within Other Investments in Financial Instruments, at Fair Value or Financial Instrument Liabilities, at Fair Value on the Consolidated Statements of Financial Condition.

Refer to footnote 12, *Derivative Financial Instruments* for further information.

(i) Subordinated Liabilities

Subordinated Liabilities are comprised of notes payable to BFC and non-qualified compensation awards to RWB associates in accordance with the Baird Financial Advisors Deferred Compensation Plan (FADCP).

Refer to footnote 14, *Subordinated Liabilities* and footnote 17, *Compensation and Retirement Plans* for further information on the notes payable to BFC and Baird FADCP.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various state and local jurisdictions. Federal income taxes are calculated as if the companies filed on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Refer to footnote 15, *Income Taxes* for further information.

(k) Fixed Assets

Fixed Assets are recorded at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, or the term of the lease, whichever is shorter, which range from three years for software and computer equipment up to ten years for certain leasehold improvements.

Fixed Assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be fully recoverable.

Refer to footnote 6, *Fixed Assets* for more information on additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset.

(l) Leases

The Company follows ASC Topic 842, *Leases* (ASC Topic 842). ASC Topic 842 states that a lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its corporate headquarters and numerous other offices under various non-cancelable leases, all of which are operating leases. The original terms of the Company's lease agreements generally range from three to ten years. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. In addition to office leases, the Company enters into leases for copiers and mailroom equipment on a recurring basis.

The Company recognizes a right-of-use (ROU) lease asset and related lease liability on the Consolidated Statements of Financial Condition for all leases with a term greater than twelve months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining minimum lease payments. The ROU lease asset, which represents the right to use of the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

The Company will generally extend office leases if the lease situation is advantageous to the Company, however the Company generally does not make lease extensions for equipment leases. For office leases, the Company reviews office leases expiring within the next six months each quarter and determines the population of leases that could be extended given the unique set of circumstances surrounding each lease.

Occasionally, Baird will sublet a space if an office move is required before a lease expires. Baird considers these short-term and infrequent in nature.

(In Thousands, Except Share and Per Share Amounts)

In calculating its discount rate, the Company utilizes its private credit rating to identify comparable public companies ("public comps") with similar credit ratings in the same industry and utilizes these public comp yields to determine what the Company's incremental borrowing rate would be over various tenors. The Company utilizes a blend of the public comp yields on an unadjusted and option adjusted basis and applies the discount rate applicable to the appropriate lease tenor.

For leases that contain escalation clauses or rent-free holidays, the Company recognizes the related rent expense on a straight-line basis from the date the Company takes possession of the property to the end of the initial or extended lease term. The Company records any difference between the straight-line rent expense and amounts paid under the leases as part of the amortization of the ROU lease asset.

Refer to footnote 7, *Leases* for further information.

(m) Goodwill and Intangible Assets

The Company follows ASC Topic 350, *Intangibles – Goodwill and Other* (ASC Topic 350). ASC Topic 350 states that goodwill shall not be amortized. Instead goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit when circumstances indicate there may be an impairment. An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstance indicate that it is more-likely-than-not the asset is impaired.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than the carrying amount. If the Company determines it is more-likely-than-not that the fair value of a reporting unit is greater than the carrying amount it would not be required to perform a quantitative assessment of goodwill for that reporting unit. The quantitative assessment requires a comparison of the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, the related goodwill is not considered impaired and no further analysis is required. If the carrying value of the reporting unit exceeds the fair value, the Company must recognize an impairment in an amount equal to that excess. The Company has determined its reporting units to align with its five distinct business units: private wealth management, equity capital markets, fixed income capital markets, asset management and principal investments.

As of September 30, 2021 and September 30, 2020, the Company performed a qualitative evaluation of its goodwill to determine whether it was more likely than not that the carrying value of the reporting unit, including goodwill, was in excess of the fair value of the reporting unit. In performing the qualitative assessment for each reporting unit, the Company considered, among other things, the year over year financial performance of the Company and its reporting units, macroeconomic conditions, changes in management or key personnel, and the performance of comparable companies versus the prior year. These considerations also included the impacts of the global pandemic on the financial markets and economic conditions, as well as the Company's individual reporting units and associates. Based on the outcome of our qualitative evaluation, it was determined to be not more-likely-than-not that the carrying value of any reporting unit was greater than the fair value. Further, no events occurred since the qualitative assessment that would cause the Company to update this impairment testing and therefore the Company did not recognize any goodwill impairment during the years ended December 31, 2021 and 2020.

Intangibles with finite lives are amortized on a straight-line basis over their respective useful lives, and reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be fully recoverable. The Company did not recognize any intangible impairment during the years ended December 31, 2021 and 2020.

See footnote 8, *Goodwill and Intangible Assets* for further information.

(n) Foreign Currency Translation

Assets and liabilities of the Company's foreign investments are translated at the month end exchange rate. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to Accumulated Other Comprehensive Income, a separate component of Stockholder's Equity on the Consolidated Statements of Financial Condition. These gains or losses are the only component of Accumulated Other Comprehensive Loss.

(o) Consolidation

The Company consolidates entities in which it has a controlling financial interest based on either the variable interest entity (VIE) or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

All material intercompany accounts and transactions have been eliminated in consolidation.

The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting.

VIE Model

An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity's expected losses or right to receive the entity's expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

Under the VIE model, limited partnerships are considered VIE's unless the limited partners hold substantive kick-out or participating rights over the general partner. The Company consolidates entities that are VIEs when the Company determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly impact the VIE's economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

Refer to footnote 18, *Variable Interest Entities* for further information.

(p) Legal Commitments and Contingencies

The Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations.

The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss is based on currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of a possible loss can be estimated, the Company accrues the most likely amount within that range. If the most likely amount of possible loss within that range is not determinable, the Company accrues a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal proceedings in Accounts Payable, Accrued Expenses, and Other Liabilities on the Consolidated Statements of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to the amount of the claim, the amount of the loss in the client's account, if applicable, the basis and validity of the claim, the possibility of wrongdoing by an associate, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed, and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in the Consolidated Statements of Financial Condition and is recognized as either a charge, or a credit, to net income in that period. The actual costs of resolving legal proceedings may be materially different than the recorded liability amounts for those matters.

Refer to footnote 20, *Legal Commitments and Contingencies* for further information.

(q) Upcoming Accounting Pronouncements

In March 2020, ASU 2020-04, *Reference Rate Reform - Facilitation of the Effects of Reference Rate Reform on Financial Reporting* was issued. The accounting standard relates to contracts or hedging relationships that reference London Interbank Offered Rate (LIBOR) or other reference rates that are expected to be discontinued due to reference rate reform. The accounting standard provides for optional expedients and other guidance regarding the accounting related to modifications of contracts, hedging relationships, and other transactions affected by reference rate reform. The guidance was effective upon issuance and generally can be applied through December 31, 2022. The Company has evaluated the new standard and does not expect the impact to be material to the Consolidated Statements of Financial Condition.

(In Thousands, Except Share and Per Share Amounts)

(r) Newly Effective Accounting Pronouncements

In December 2019, ASU 2019-12, *Income Taxes* (Topic 740): Simplifying the Accounting for Income Taxes was issued. The new guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles in current guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. The update also changes the current guidance on how to apply the income tax guidance to franchise taxes that are partially based on income. The Company adopted this guidance as of January 1, 2021, prospectively. The adoption of the accounting update did not have a material impact on the Consolidated Statements of Financial Condition.

(3) Related Party Transactions

Baird Asia Limited, a wholly-owned subsidiary of BFC, provides investment banking and private equity services to the Company. The Company had a payable of $3,889 and $3,035 for the years ended December 31, 2021 and 2020, respectively, included within Accounts Payable, Accrued Expense, and Other Liabilities on the Consolidated Statements of Financial Condition.

The Company serves as an investment advisor and provides administrative services to the Baird Funds, Inc. and various affiliated Baird private equity partnerships under management agreements (together, Affiliated Funds). Receivables from unconsolidated Affiliated Funds were $32,908 and $35,337 at December 31, 2021 and 2020, respectively, and are included within Receivables Other on the Consolidated Statements of Financial Condition.

The Company has invested $45,531 and $34,244 into Affiliated Funds at December 31, 2021 and 2020, respectively, which is included within Other Investments in Financial Instruments, at Fair Value on the Consolidated Statements of Financial Condition. The Company has remaining commitments of $1,273 and $839 to invest into Affiliated Funds as of December 31, 2021 and 2020, respectively.

The Company receives reimbursement from affiliates including Baird UK, Strategas Securities, LLC (SS), and Baird Trust Company (Baird Trust) for shared services that directly supports the activities of the affiliates. SS and Baird Trust are wholly-owned subsidiaries of BFC.

The Company receives reimbursement from Baird Trust for certain direct expenses. The Company allocates occupancy costs, including rent expense and depreciation of leasehold improvements, on a monthly basis to Baird Trust.

SS provides the Company access to research content. The agreement in place allocates costs on a monthly basis for an agreed upon amount.

Pursuant to certain services agreements in place, the Company receives reimbursement from Baird Trust for compensation paid by Baird for referral services. The agreement in place allocates compensation based on the fees collected by Baird Trust from the referred clients.

Beginning in September 2020, the Company provides execution services of equity trades for Baird Trust. The agreement in place between Baird Trust and the Company allocates costs based on monthly trading volumes using an agreed per share cost.

(In Thousands, Except Share and Per Share Amounts)

Effective December 31, 2021, Baird Trust serves as trustee of individual retirement account (IRA) assets, replacing the Company.

Pursuant to certain transfer pricing agreements in place, certain investment banking revenue is allocated between the Company and its Baird UK and German (Robert W. Baird GmbH) affiliates. The Company reviews the terms of these agreements annually.

Baird UK provides sales trading coverage for certain non-US trading and research clients of the Company.

Other amounts receivable from affiliates includes $40,485 and $43,749 at December 31, 2021 and 2020, respectively, which is included within Receivables Other on the Consolidated Statements of Financial Condition. At December 31, 2021, amounts receivable from affiliates are primarily related to receivables from Baird UK and Robert W. Baird GmbH for transfer pricing transactions related to investment banking revenue. At December 31, 2020, amounts receivable from affiliates are primarily related to receivables from BFC related to stock transactions, including stock purchases, redemptions and dividends which RWB processes on behalf of the ultimate parent company, BFG.

Other amounts payable to affiliates relating to certain transfer pricing agreements include $1,318 and $6,339 at December 31, 2021 and 2020, respectively, which is included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

In March 2020, BFC transferred notes to the Company that were issued to associates. This transfer offset the intercompany receivable to the Company from BFC by a net amount of $85,990. These notes are presented within Notes Receivable, Net on the Consolidated Statements of Financial Condition. The notes were recorded at the amount of $92,327. An allowance for credit losses of $6,337 was determined using the same methodology as the associate notes previously held by the Company, which is in accordance with the credit loss accounting guidance.

Amounts receivable from associates, including the related allowance for credit losses as of December 31, 2021 and 2020, are reflected as Notes Receivable, Net on the Consolidated Statements of Financial Condition and consist of the following:

	2021	2020
Notes Receivable	$ 180,534	$ 195,193
Allowance for Credit Losses	(9,900)	(12,100)
Notes Receivable, Net	$ 170,634	$ 183,093

As of December 30, 2020, the Company received a capital contribution from BFC for $75,000, which is included within Additional Paid-In Capital on the Consolidated Statements of Financial Condition. The contribution was temporary in nature as the Company paid the full amount back to BFC in the form of dividends throughout 2021.

(In Thousands, Except Share and Per Share Amounts)

(4) Receivables From and Payables To Clients

Accounts receivable from and payable to clients include amounts due on cash and margin transactions. Securities owned by clients are held as collateral for receivables.

	2021	2020
Margin balances	$ 207,429	$ 200,910
Market Value of Client Accounts	45,549	61,114
Securities Failed-to-Receive	12,229	24,666
Receivables from Clients	$ 265,207	$ 286,690
Market Value of Client Accounts	$ 228,495	$ 260,103
Securities Failed-to-Deliver	4,582	9,223
Payables to Clients	$ 233,077	$ 269,326

(5) Receivables From and Payables To Brokers and Dealers

Securities failed-to-receive and-deliver represent the contract values of securities that have not been received or delivered on settlement date, respectively.

	2021	2020
Securities Failed-to-Deliver	$ 11,919	$ 19,422
Receivable for Net Unsettled Inventory Sales	167,325	193,083
Commissions Receivable	1,464	2,396
Receivables from Brokers and Dealers	$ 180,708	$ 214,901
Securities Failed-to-Receive	$ 14,763	$ 2,340
Other Payables to Broker and Dealers	160	1,808
Payables to Brokers and Dealers	$ 14,923	$ 4,148

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statements of Financial Condition
December 31, 2021 and 2020

(In Thousands, Except Share and Per Share Amounts)

(6) Fixed Assets

Fixed Assets as of December 31, 2021 and 2020 consist of the following:

	2021		2020	
Furniture and Fixtures	$	75,186	$	68,161
Equipment		76,549		62,072
Software		23,973		19,216
Leasehold Improvements		167,461		141,050
Land		450		450
Finance Leases		3,424		3,424
Total Fixed Assets		347,043		294,373
Less:				
Accumulated Depreciation		(187,303)		(161,173)
Accumulated Amortization		(2,885)		(2,240)
Total Accumulated		(190,188)		(163,413)
Fixed Assets, Net	$	156,855	$	130,960

(7) Leases

The Company occupies office space and equipment leases under cancelable and non-cancelable operating lease arrangements. Finance leases consist of computers, servers and other computer related items and are included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition. Future minimum lease payments are as follows:

	Finance		Operating		Total	
2022	$	448	$	44,988	$	45,436
2023		102		41,504		41,606
2024		-		36,384		36,384
2025		-		31,156		31,156
2026		-		27,035		27,035
Thereafter		-		95,239		95,239
Total Undiscounted Lease Payments		550		276,306		276,856
Less Imputed Interest		(10)		(32,538)		(32,548)
Total Lease Liabilities	$	540	$	243,768	$	244,308

The weighted-average remaining lease term for operating leases was 7.77 years as of December 31, 2021 and the weighted average discount rate was 2.99%. The weighted-average remaining lease term for operating leases was 7.81 years as of December 31, 2020 and the weighted average discount rate was 3.69%. The weighted-average remaining lease term for finance leases was 1.00 years as of December 31, 2021 and the weighted average discount rate was 2.67%. The weighted-average remaining lease term for finance leases was 1.83 years as of December 31, 2020 and the weighted average discount rate was 2.70%.

(In Thousands, Except Share and Per Share Amounts)

(8) Goodwill and Intangible Assets

The following table sets forth the Company's identifiable intangible asset balances, net of accumulated amortization, and activity for the period from January 1, 2020 through December 31, 2021:

		2021			
	Useful Life	Gross Carrying Amount	Additions	Accumulated Amortization	Net Carrying Amount
Goodwill	N/A	$ 255,914	$ -	$ -	$ 255,914
Finite Life Intangibles					
Client Lists	5-20 Years	128,425	-	(26,691)	101,734
Noncompete Agreements	2 Years	1,500	-	(1,500)	-
Indefinite Life Intangibles					
Trade Names	N/A	9,260	-	-	9,260
Intangible Assets		$ 139,185	$ -	$ (28,191)	$ 110,994

		2020			
	Useful Life	Gross Carrying Amount	Additions	Accumulated Amortization	Net Carrying Amount
Goodwill	N/A	$ 255,914	$ -	$ -	$ 255,914
Finite Life Intangibles					
Client Lists	5-20 Years	128,425	-	(18,053)	110,372
Noncompete Agreements	2 Years	1,500	-	(1,313)	187
Leasehold Improvements	6 Years	308	-	(308)	-
Indefinite Life Intangibles					
Trade Names	N/A	9,260	-	-	9,260
Intangible Assets		$ 139,493	$ -	$ (19,674)	$ 119,819

(9) Money Borrowed

(a) Bank Loans

At December 31, 2021 and 2020, the Company had available a committed unsecured line of credit of $375,000, in which the lenders are a number of financial institutions. The line of credit has a one-year term maturing on September 22, 2022. The Company intends to renew the line of credit for an additional one-year term prior to the maturity date. The interest rate on the line of credit is variable based on one-month LIBOR plus a spread of 1.50%. The weighted average interest rate on the line of credit during the years ended December 31, 2021 and 2020 was 1.60% and 2.02%, respectively. As of December 31, 2021 and 2020, debt issuance costs of $631 and $516, respectively, relating to this line of credit were capitalized and included in Other Assets on the Consolidated Statements of Financial Condition. As of December 31, 2021 and 2020, there were no amounts outstanding on the available line of credit.

(In Thousands, Except Share and Per Share Amounts)

The Company is a co-borrower on the BFC $325,000 committed line of credit which allows the Company to borrow any available amounts directly from the BFC line of credit. The interest rate on the line of credit is variable based on one-month LIBOR plus a spread which is determined based on the Company's leverage ratio as defined in the credit agreement. All debt issuance costs relating to this line of credit are paid by BFC. As of December 31, 2021 and 2020, the Company had no amounts outstanding on the BFC line of credit.

(b) Book Credit Balances in Bank Accounts

The Company has $22 and $0 at December 31, 2021 and 2020, respectively, in net credit balances at certain banks with which it does business.

(10) Revenue from Contracts with Customers

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance: The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The contract price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2021 and 2020. Investment banking advisory fees that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded from revenue as the fees are considered variable and not included in the contract price at December 31, 2021 and 2020.

Amounts receivable related to revenues from contracts with customers as of December 31, 2021 and 2020 were $113,087 and $95,423, respectively, included in Receivables, Other on the Consolidated Statements of Financial Condition. The Company has separately evaluated the risk of uncollectability and has determined no allowance for credit losses was required as of December 31, 2021 and 2020.

Contract Costs: The Company capitalizes costs to fulfill contracts associated with investment banking and fixed income advisory and underwriting engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized as expense at the point in time that the related revenue is recognized. The Company also has capitalized costs to fulfill contracts associated with Baird private equity partnership management fees where the associated revenue is recognized over the life of the partnership and the costs are determined to be recoverable.

Amounts capitalized related to revenues from contracts with customers as of December 31, 2021 and 2020 were $5,151 and $11,719, respectively, included within Receivables, Other on the Consolidated Statements of Financial Condition. The Company has separately evaluated the risk of uncollectability and has determined an allowance for credit losses of $496 and $420 was required as of December 31, 2021 and 2020, respectively, which relates to investment banking underwriting and advisory business deals. In establishing the allowance for credit losses, management considers the historical loss rate, customer specific factors and current market conditions, and adjusts the allowance on an annual basis. For business deals deemed to be inactive, the Company charges off the full amount of the reimbursable expenses, and any subsequent collection of those expenses is treated as a recovery. The status of the deals is reevaluated at each reporting period.

(In Thousands, Except Share and Per Share Amounts)

Further, the Company has determined an allowance for credit losses of $154 and $83 was required as of December 31, 2021 and 2020, respectively, which relates to Baird private equity partnership management fees. In establishing the allowance for credit losses, management considers the historical loss rate, portfolio company specific factors and current market conditions, and adjusts the allowance on an annual basis.

(11) Fair Value of Financial Instruments

The following table summarizes the fair value of financial instruments as of December 31, 2021:

	Level I	Level II	Level III	Total
Cash Equivalents				
Money Market Funds	$ 1,150,000	$ -	$ -	$ 1,150,000
Financial Instruments, at Fair Value				
Trading Securities				
Certificates of Deposit	$ -	$ 2,364	$ -	$ 2,364
U.S. Government and Agency Obligations	-	417,568	-	417,568
Municipal Obligations	-	24,330	-	24,330
Private Label Mortgage Backed Securities	-	10,215	-	10,215
Other Asset Backed Securities	-	348	-	348
Corporate Obligations	-	130	-	130
Total Debt Securities	-	454,955	-	454,955
Equity Securities	422	-	7	429
Total Trading Securities	422	454,955	7	455,384
Other Investments				
Mutual Funds (1)	121,188	-	-	121,188
Other Investments - Not Measured at NAV (2)	1,199	-	12,953	14,152
Other Investments - Measured at NAV (3)	-	-	-	5,579
Derivative Assets	-	5	-	5
Total Other Investments	122,387	5	12,953	140,924
Total Financial Instruments, at Fair Value	$ 122,809	$ 454,960	$ 12,960	$ 596,308
Financial Instrument Liabilities, at Fair Value				
Trading Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 2,547	$ -	$ 2,547
U.S. Government and Agency Obligations	-	11,999	-	11,999
Other Securities (2)	33	-	-	33
Total Trading Securities	33	14,546	-	14,579
Other Investments				
Derivative Liabilities	-	276	-	276
Total Financial Instrument Liabilities, at Fair Value	$ 33	$ 14,822	$ -	$ 14,855

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statements of Financial Condition
December 31, 2021 and 2020

(In Thousands, Except Share and Per Share Amounts)

The following table summarizes the fair value of financial instruments as of December 31, 2020:

	Level I	Level II	Level III	Total
Cash Equivalents				
Money Market Funds	$ 555,000	$ -	$ -	$ 555,000
Financial Instruments, at Fair Value				
Trading Securities				
Certificates of Deposit	$ -	$ 5,590	$ -	$ 5,590
U.S. Government and Agency Obligations	-	244,203	-	244,203
Municipal Obligations	-	9,403	-	9,403
Private Label Mortgage Backed Securities	-	4,809	-	4,809
Other Asset Backed Securities	-	218	-	218
Corporate Obligations	-	454	-	454
Total Debt Securities	-	264,677	-	264,677
Equity Securities	489	-	7	496
Total Trading Securities	489	264,677	7	265,173
Other Investments				
Mutual Funds [1]	104,860	-	-	104,860
Other Investments - Not Measured at NAV [2]	4,447	-	11,098	15,545
Other Investments - Measured at NAV [3]	-	-	-	3,779
Total Other Investments	109,307	0	11,098	124,184
Total Financial Instruments, at Fair Value	$ 109,796	$ 264,677	$ 11,105	$ 389,357
Financial Instrument Liabilities, at Fair Value				
Trading Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 2,005	$ -	$ 2,005
U.S. Government and Agency Obligations	-	22,114	-	22,114
Other Securities [2]	2	-	-	2
Total Trading Securities	2	24,119	-	24,121
Other Investments				
Derivative Liabilities	-	1,118	-	1,118
Total Financial Instrument Liabilities, at Fair Value	$ 2	$ 25,237	$ -	$ 25,239

[1] The Company elects to invest directly as a principal in investments, which are related to the Company's obligations under the deferred compensation plans and are included within Other Investments in Financial Instruments on the Consolidated Statements of Financial Condition. Refer to footnote 17, *Compensation and Retirement Plans* for further detail.

[2] Other Investments and Other Securities in Level I consist primarily of corporate stocks. Other Investments in Level III consist of the Company's membership investment in DTCC stock and certain other private companies.

(In Thousands, Except Share and Per Share Amounts)

(3) In accordance with ASU 2015-07, *Disclosures for Investment in Certain Entities that Calculate Net Asset Value per Share,* which eliminated the requirement to categorize in the fair value hierarchy investments measured using the NAV practical expedient. As such, the Company has removed those investments that are valued using the NAV practical expedient from the fair value hierarchy table and included them within Other Investments in Financial Instruments, at Fair Value, on the Consolidated Statements of Financial Condition.

The following table summarizes the change in fair values of Level III assets during 2021 and 2020:

	Other Investments
Balance, January 1, 2020	$ 11,343
Purchases	391
Sales/Pay-downs	(325)
Unrealized Gains/(Losses)	(304)
Balance, December 31, 2020	$ 11,105
Purchases	314
Sales/Pay-downs	(1,120)
Unrealized Gains/(Losses)	2,661
Balance, December 31, 2021	$ 12,960
Change in Unrealized Gain/(Loss) on Securities Still Held as of December 31, 2021	$ 2,661

There were no transfers in or out of Level III during the years ended December 31, 2021 and 2020.

(In Thousands, Except Share and Per Share Amounts)

The following tables summarize quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets for the years ended December 31, 2021 and 2020 which are included within Other Investments in Financial Instruments, at Fair Value, on the Consolidated Statements of Financial Condition:

	2021			
	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Other Investments	$ 12,960	Market comparable companies	EBITDA multiple	7.0 (7.0)

	2020			
	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Other Investments	$ 11,105	Market comparable companies	EBITDA multiple	6.7 (6.7)

For Other Investments, the market comparable companies' approach is used based on valuation multiples as of December 31, 2021 and 2020. A significant increase or decrease in the EBITDA, revenue or net income multiples in isolation could result in a materially different fair value measurement, respectively. Included within Other Investments is also the Company's membership investment in DTCC, which is valued based on statements received from DTCC.

(12) Derivative Financial Instruments

The following tables provide the notional values, fair values and average fair values of forward-settling derivative instruments used as economic hedges as of December 31, 2021 and 2020. Although notional amounts may reflect the extent of the Company's involvement in the financial instruments, they are not indicative of potential loss.

	2021 Asset Derivatives			2021 Liability Derivatives		
	Notional Value	Fair Value	Average Fair Value	Notional Value	Fair Value	Average Fair Value
Forward-settling trades	$ 729,076	5	(9)	$1,085,662	(276)	(4)

	2020 Asset Derivatives			2020 Liability Derivatives		
	Notional Value	Fair Value	Average Fair Value	Notional Value	Fair Value	Average Fair Value
Forward-settling trades	$1,016,997	(68)	3	$1,226,944	(1,050)	(716)

(In Thousands, Except Share and Per Share Amounts)

(13) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (net capital rule) under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative minimum net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2021 and 2020, the Company's net capital percentage was 194% and 138%, respectively, of aggregate debit items; and net capital, as defined, was $517,598 and $417,577, respectively, which was $512,256 and $411,511, respectively, in excess of the minimum net capital requirement. At December 31, 2021 and 2020, net capital after anticipated withdrawals as a percentage of aggregate debit items was 193% and 133%, respectively.

(14) Subordinated Liabilities

At December 31, 2021 and 2020, the Company had $100,924 and $100,870 of subordinated notes, including $0 and $18,000, respectively, payable to BFC, and $100,924 and $82,870, respectively, payable to associates, all of which are covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2021 and 2020, respectively.

The following schedule discloses the major components of subordinated debt including repayment terms as of December 31, 2021 and 2020:

	2021	2020
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due August 2021. Quarterly principal payments began in August 2020.	$ -	$ 18,000
Payable to Associates	100,924	82,870
	$ 100,924	$ 100,870

Subordinated Liabilities mature as follows at December 31:

2022	$ 13,160
2023	10,623
2024	12,534
2025	15,772
2026	20,107
Thereafter	28,728
	$ 100,924

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2021 and 2020, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by FINRA.

(In Thousands, Except Share and Per Share Amounts)

(15) Income Taxes

(a) Deferred Income Tax

The major deferred tax items are as follows:

	2021	2020
Deferred Tax Assets:		
Deferred Compensation Plans	$ 38,505	$ 29,817
Accrued Expenses and Reserves	52,356	28,226
Net Operating Loss	298	326
Carryforwards	43	2
Operating Lease Liabilities	59,857	52,646
Other	1,907	1,290
Total Deferred Tax Assets	152,966	112,307
Deferred Tax Liabilities:		
Goodwill and Intangibles	10,198	7,567
Depreciation and Fixed Asset Net Gain/Loss	26,613	24,947
Section 481(a) Adjustment	-	2,180
Investments	1,950	1,546
Lease Right of Use Asset	55,413	48,427
Other	1,253	1,224
Total Deferred Tax Liabilities	95,427	85,891
Deferred Tax Asset, Net	$ 57,539	$ 26,416

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

(b) Uncertain Tax Positions

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various states and local jurisdictions. The federal income tax returns for the years prior to 2018 and the state and local tax returns for the years prior to 2017 are no longer subject to examination by income tax authorities, unless subsequently amended.

(In Thousands, Except Share and Per Share Amounts)

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company believes that it is reasonably possible that a portion of the balance of the gross unrecognized tax benefits could decrease in the next twelve months due to ongoing activities with various taxing jurisdictions that the Company expects may give rise to settlements or the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

(16) Stockholder's Equity

As of December 31, 2021 and 2020, the Company had 26,454,488 shares of Common Stock and 47,086 shares of Common Treasury Stock outstanding. There were no share transactions in the Company's Common Stock or Common Treasury Stock during the years ended December 31, 2021 and 2020.

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2021 or 2020. The shares of the Company are subject to strict transfer restrictions.

On each of March 25, 2021, July 27, 2021, September 27, 2021, November 12, 2021, December 1, 2021 and December 20, 2021, the Company declared dividends totaling $272,984 ($10.319 per share of common stock) to BFC. The dividends were paid on March 26, 2021, July 29, 2021, September 29, 2021, November 16, 2021, December 3, 2021, and December 22, 2021, respectively, and are included in Stockholder's Equity on the Consolidated Statements of Financial Condition.

On each of February 10, 2020, July 28, 2020, August 26, 2020, October 2, 2020, and November 6, 2020, the Company declared dividends totaling $126,997 ($4.8006 per share of common stock) to BFC. The dividends were paid on February 12, 2020, July 30, 2020, August 28, 2020, October 6, 2020, and November 10, 2020, respectively, and are included in Stockholder's Equity on the Consolidated Statements of Financial Condition.

(17) Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and 401(k) Savings Plan. The 401(k) Savings Plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first three thousand dollars contributed by each eligible participant annually. The Company's Board of Director's, at its sole discretion, may make a profit sharing contribution to the Plan, which is distributed on behalf of eligible participants and allocated primarily based on eligible compensation, but may also include a flat per participant element.

(In Thousands, Except Share and Per Share Amounts)

(b) Non-Qualified Compensation

The Company has three non-qualified compensation plans, entitled the Baird Capital Participation Plan (BCPP), the Baird FADCP and the Baird Long Term Incentive Plan (LTIP). The BCPP no longer grants awards and all balances in the BCPP Plan are fully vested. For services performed, the FADCP and LTIP grant awards to certain associates. The awards, which vest after seven years, are expensed at the date of grant as no future services are required, subject to continued employment. The balance payable to associates under the above plans was $212,747 as of December 31, 2021, of which $100,924 is included in Subordinated Liabilities and $111,823 is included in Accrued Compensation, Commissions and Benefits on the Consolidated Statements of Financial Condition. Approximately $20,272 is vested as of December 31, 2021. The balance payable to associates under the above plans was $167,708 as of December 31, 2020, of which $82,870 is included in Subordinated Liabilities and $84,838 is included in Accrued Compensation, Commissions and Benefits on the Consolidated Statements of Financial Condition. Approximately $16,597 is vested as of December 31, 2020.

Associates have the ability to allocate their awards in the above plans among several investment options, including certain Affiliated Funds. The Company elects to invest directly as a principal in investments, which are directly related to the Company's obligations under the respective deferred compensation plan and are included in Other Investments in Financial Instruments, at Fair Value on the Consolidated Statements of Financial Condition.

The Company has established an allowance to reserve for forfeitures of awards in the FADCP and LTIP plans of $2,375 and $2,019 as of December 31, 2021 and 2020, respectively, and are included within Accrued Compensation, Commissions and Benefits on the Consolidated Statements of Financial Condition. In determining the allowance, management considers the Company's historical forfeiture experience which involves the use of estimates. The actual amounts may be materially different than the recorded amounts.

Certain BCPP participants own restricted stock units (RSUs). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into BFG common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by BFG on its common stock. The RSUs become payable in full upon a change in control, as defined in the plan.

(18) Variable Interest Entities

The Company, along with third party investors, make investments in private equity funds. These investment funds are typically organized as limited partnerships where the Company is the general partner. The Company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreement and the Company's investment in the private equity funds.

(In Thousands, Except Share and Per Share Amounts)

Certain Baird Private Equity Partnerships are not consolidated pursuant to the accounting rules disclosed in the consolidation section of footnote 2, *Summary of Significant Accounting Policies*. The Company's investment in partnerships not consolidated was $5,579 and $3,779 at December 31, 2021 and December 31, 2020, respectively, which is included within Other Investments in Financial Instruments, at Fair Value on the Consolidated Statements of Financial Condition. Net assets of the partnerships not consolidated were $1,030,671 and $835,169 at December 31, 2021 and December 31, 2020, respectively. These partnerships were determined not to consolidate as the general partner (an affiliate) was not the primary beneficiary. The Company's economic interest in these partnerships range from 0.2% to 1% as of December 31, 2021 and December 31, 2020, respectively. In addition to the Company's economic interest, the Company also has management fee arrangements from the investment advisory services it provides to VIEs. The Company's maximum exposure of loss represents the Company's interest in unconsolidated partnerships and amounts of open commitments in Baird private equity partnerships.

The Company has a controlling interest in limited liability companies that serve as general partners in various partnerships. The Company has committed a total of $2,814 in amounts generally ranging up to $794 to thirteen different private equity partnerships. As of December 31, 2021, the Company has invested $1,542 of committed amounts.

Refer to footnote 3, *Related Party Transactions* for further detail.

(19) Baird UK

The Company reports the results of its investment in Baird UK using the equity method of accounting. At December 31, 2021 and 2020, the Company's investment in Baird UK was $24,063 and $18,738 respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition.

(20) Legal Commitments and Contingencies

The Company is involved in legal actions from time to time that are incidental to its securities business, including without limitation, client complaints and arbitrations, employment related disputes, regulatory investigations and proceedings, securities class action claims arising from underwriting activity, and claims brought against the Company in connection with its recruitment of associates from other firms. The Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company. As of December 31, 2021, the estimated aggregate range of possible loss related to these matters is from $0 to $2,400 in excess of the accrued reserve. As of December 31, 2020, the estimated aggregate range of possible loss related to these matters was from $0 to $8,000 in excess of the amount the Company has reserved.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2021 and 2020 were not material.

(In Thousands, Except Share and Per Share Amounts)

The Company is a member of the New York Stock Exchange (NYSE), the Chicago Board of Options Exchange Global Markets, Inc (CBOE), and numerous clearinghouses. Clearing deposits are included within Deposits with Clearing Organizations on the Consolidated Statements of Financial Condition. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Consolidated Statements of Financial Condition for these arrangements.

(21) Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions in order to, among other things, acquire securities to cover short positions, accommodate clients' needs, earn residual interest spreads and finance the Company's inventory positions. Under these transactions, the Company either receives or provides collateral, including securities. The Company receives collateral in connection with reverse repurchase agreements and securities borrowed transactions, and pledges collateral, including cash and securities, to collateralize repurchase agreements and enter into securities lending transactions. Under many agreements, the Company is permitted to repledge securities held as collateral. As of December 31, 2021 and 2020, the fair value of securities accepted as collateral was $23,346 and $40,464 respectively, of which, $0 was repledged to other counterparties.

All reverse repurchase agreements and repurchase agreements are transacted under legally enforceable master repurchase agreements and substantially all securities borrowed and securities lending transactions are transacted under legally enforceable master securities lending agreements. In the event of default by a counterparty, these agreements give the Company the right to liquidate securities held as collateral and to offset receivables and payables with the defaulting counterparty.

At December 31, 2021 and 2020, the Company had available a $150,000 and $125,000 committed repurchase facility, respectively. The facility has an annual maturity and expires on September 30, 2022. The Company intends to renew the facility prior to the maturity date. The interest rate on repurchase facility is variable based on one-month LIBOR plus a spread of 1.00%. As of December 31, 2021 and 2020, issuance costs of $0 and $19, respectively, relating to this facility were capitalized and included in Other Assets on the Consolidated Statements of Financial Condition. As of December 31, 2021 and 2020, the facility had no repurchase transactions outstanding.

(In Thousands, Except Share and Per Share Amounts)

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2021:

	Gross Amounts[1]	Amounts Offset on the Consolidated Statement of Financial Condition[2]	Net Amounts Presented on the Consolidated Statement of Financial Condition[1]	Amounts Not Offset on the Consolidated Statement of Financial Condition[3]	Net Amounts
Assets:					
Deposits Paid on Securities Borrowed	$ 24,839	$ -	$ 24,839	$ (23,346)	$ 1,493
Liabilities:					
Securities Sold Under Agreements to Repurchase	$ 546,400	$ -	$ 546,400	$ (546,400)	$ -

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2020:

	Gross Amounts[1]	Amounts Offset on the Consolidated Statement of Financial Condition[2]	Net Amounts Presented on the Consolidated Statement of Financial Condition[1]	Amounts Not Offset on the Consolidated Statement of Financial Condition[3]	Net Amounts
Assets:					
Deposits Paid on Securities Borrowed	$ 41,095	$ -	$ 41,095	$ (40,464)	$ 631
Liabilities:					
Securities Sold Under Agreements to Repurchase	$ 374,229	$ -	$ 374,229	$ (374,229)	$ -
Deposits Received on Securities Loaned	2,128	-	2,128	(2,056)	72

[1] Amounts include all financial instruments, regardless of whether there is a legally enforceable master netting agreement in place. The Company reports gross assets and liabilities on the Consolidated Statements of Financial Condition.

[2] The Company does not offset our reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned because the conditions for netting as specified by GAAP are not met.

(In Thousands, Except Share and Per Share Amounts)

(3) Collateral received on Securities Purchased Under Agreements to Resell and Deposits Paid on Securities Borrowed, includes securities received from the counterparty. These securities are not included on the Consolidated Statements of Financial Condition, unless there is an event of default. Collateral pledged on Securities Sold Under Agreements to Repurchase and Deposits Received on Securities Loaned, includes the fair value of securities pledged to the counterparty. These securities are included on the Consolidated Statements of Financial Condition, unless there is an event of default.

The total amount of collateral posted under repurchase agreements exceeds the carrying value of these agreements on our Consolidated Statements of Financial Condition.

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions disaggregated by type of collateral, accounted for as secured borrowings as of December 31, 2021:

	Remaining Contractual Maturity		
	Overnight & Continuous	Up to 30 Days	Total
Securities Sold Under Agreements to Repurchase			
U.S. Government and Agency Obligations	$ 16,557	$ 487,669	$ 504,226
Municipal Obligations	3,800	38,374	42,174
Total Securities Sold Under Agreements to Repurchase	$ 20,357	$ 526,043	$ 546,400

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions disaggregated by type of collateral, accounted for as secured borrowings as of December 31, 2020:

	Remaining Contractual Maturity		
	Overnight & Continuous	Up to 30 Days	Total
Securities Sold Under Agreements to Repurchase			
U.S. Government and Agency Obligations	$ 5,680	$ 366,250	$ 371,930
Municipal Obligations	2,299	-	2,299
Total Securities Sold Under Agreements to Repurchase	$ 7,979	$ 366,250	$ 374,229

Repurchase agreements and securities lending activities are entered into and conducted as components of the financing of certain operating activities. In the event the market value of the securities pledged as collateral declines, additional collateral may need to be posted or borrowing amounts may need to be reduced.

The Company offers a Dividend Reinvestment Program (DRP) to clients. Pursuant to the DRP, dividend reinvestment transactions result in fractional shares of securities held by clients. Fractional shares held by clients do not meet the criteria for derecognition under ASC Topic 860, *Transfers and Servicing*. The Company elected the fair value option to measure these financial assets and the corresponding repurchase obligation. The fair value of these investments is determined by quoted prices in active markets. As of December 31, 2021, the fair value of investments in fractional shares held by clients and the fair value of the repurchase obligations for the investments was $14,400. These amounts are included in Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.

(22) Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the clients to deposit additional collateral or to reduce positions when necessary. Such collateral is not reflected on the Consolidated Statements of Financial Condition.

The Company has contractual commitments arising in the ordinary course of business in securities transacted on a when-issued basis and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client's obligations.

In conjunction with certain borrowing transactions, the Company's client financing and securities settlement activities require the Company to pledge certain securities. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes monitoring limits for such activities and monitors them on a daily basis.

(In Thousands, Except Share and Per Share Amounts)

The Company may use financial futures and options to manage market risk related to trading securities. In particular, these instruments may be used as hedges against long or short inventory positions to mitigate security price risk. The Company did not have open futures or options positions as of December 31, 2021 and 2020.

Additionally, the current coronavirus (COVID-19) pandemic has adversely affected global business activities and has resulted in significant uncertainty in the global economy and volatility in financial markets. In response to the pandemic, the Company implemented protocols and processes to help protect associates and clients, including leveraging business continuity plans and deploying remote technologies that allow the majority of associates to work from home. Other associates are operating using pre-planned contingency strategies for critical site-based operations. The Company continues to monitor the effects of the pandemic, both on a national level as well as regionally and locally, and is responding accordingly. While the Company cannot reliably predict the impact of COVID-19 on future periods, the impact to the Company's business and results has not been significant and no uncertainty about the Company's ability to continue as a going concern is identified.

(23) Subsequent Events

The Company evaluated its December 31, 2021 Consolidated Statement of Financial Condition for subsequent events through February 25, 2022, the date that the Consolidated Statements of Financial Condition were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in its Consolidated Statements of Financial Condition.